

Mail Stop 3628

January 30, 2009

Via Facsimile and U.S. Mail

Stephen N. Joffe
The LCA-Vision Full Value Committee
9560 Montgomery Road
Cincinnati, OH 45236

> **Re: LCA-Vision, Inc.**
> **Revised Preliminary Proxy filed January 28, 2009**
> **Filed by The LCA-Vision Full Value Committee et al.**
> **File No. 000-27610**

Dear Mr. Joffe:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1. We note your response to comment one in our letter dated January 23, 2009. Please remove the statement regarding the Company's largest competitor since it does not appear that you have a reasonable basis for the statement.

2. In an appropriate location, please clarify that the results of the consent solicitation initially will be decided by the inspector of elections.

Questions and Answers About the Solicitation, page 4

3. Please revise to state whether Mr. Stephen Joffe resigned, as indicated in the company's consent revocation statement, and if applicable, the reasons for his resignation. We note that you already describe why Messrs. Craig Joffe and Alan Buckey resigned.

Reasons for Our Solicitation, page 7

4. We note that you refer to the Company's "Poison Pill." Please revise to clarify that you are referring to the stockholders' rights plan and briefly describe the stockholders' rights plan and the adverse person provision.

Proposal 2—The Removal Proposal, page 13

5. We note your response to comment seven in our letter dated January 23, 2009. Since the board currently has five members, some of whom may not be removed based on stockholder consent, and you are proposing five nominees without increasing the size of the board, please revise to clarify which of your nominees will be elected or not elected to serve if there are an insufficient number of vacancies for all five nominees to be elected.

Proposal 3—The Election Proposal, page 15

6. We note your response to comment eight in our letter dated January 23, 2009. The additional disclosure provided on page 15 does not appear consistent with prior statements made by the Committee. Namely, in the newly added disclosure you state that "the Committee has not determined whether it will seek to discharge each executive officer of the Company if successful in its solicitation;" however, on page 6 you state that the nominees will "urge the Board to appoint Dr. Stephen Joffe as Chief Executive Director, Craig P.R. Joffe as President and Chief Operation Officer and Alan H. Buckey as Chief Financial Officer…" Further, in the letter reprinted on page 23 dated December 4, 2008 from Stephen Joffe, Craig Joffe and Alan Buckey to Mr. Anthony Wood, Chairman of the board of directors of the company, each person expresses his wish to be reappointed to "executive management positions of the Company." Please revise.

7. We note your statement on page 15 that "…with a longstanding relationship that they in fact put in place when they were executive officers of the Company, the Committee has no reason to believe that GE Money Bank will seek to terminate the open-end patient financing program for the Company's customers…in the event of a change of control." Please revise to clarify that you have no way to assure the future behavior of GE Money Bank.

Background of the Consent Solicitation, page 17

8. We note your response to comment 12 in our letter dated January 23, 2009. Please revise to describe the news story in the Business Courier of Cincinnati that is the basis for your statement.

Section 16(a) Beneficial Ownership Reporting Compliance, page 29

9. We note your response to comment three in our letter dated January 23, 2009, and the following statement added to page 29 of the filing: "Each of the Nominees filed a Form 3 on January 27, 2009." It is unclear from this statement whether or not these reports were late and, if so, the number of transactions that were not reported on a timely basis. Please revise or clarify.

Closing Information

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

Please direct any questions to Laura Crotty at (202) 551-3563 or to me (202) 551-3411.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers and
Acquisitions

cc: Steven Wolosky, Esq.
        Andrew M. Freedman, Esq.
        Olshan, Grundman, Frome, Rosenzweig & Wolosky LLP